Filed Pursuant to Rule 433
Registration No. 333-175508-01
Registration No. 333-175508
Dated: October 31, 2011
American Axle & Manufacturing, Inc.

Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.

Guaranteed by:	American Axle & Manufacturing Holdings, Inc. and certain subsidiaries

Size:	$200,000,000

Maturity:	November 15, 2019

Coupon:	7.750%

Price:	100.000% of face amount

Yield to Maturity:	7.750%

Net Proceeds to Issuer Before Expenses:	$196,000,000

Spread to Treasury:	+594 basis points

Benchmark:	UST 3.375% due 11/15/2019

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2012

Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Change of control:	Put @ 101% of principal plus accrued interest

Underwriting Discount	2.000%

Trade date:	October 31, 2011

Settlement:	T+3; November 3, 2011

CUSIP:	02406P AK6

ISIN:	US02406PAK66

Ratings:	B1/B
These securities ratings have been provided by Moody’s and Standard and Poor’s. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800)245-8812.